Mail Stop 3561
      July 5, 2005

Janice G. Sokol
General Counsel
Suburban Propane Partners, L.P.
One Suburban Plaza
240 Route 10 West
Whippany, NJ  07981

      Re:	Suburban Propane Partners, L.P.
		Registration Statement on Form S-4
      Filed June 7, 2005
		File No. 333-125601

Dear Ms. Sokol:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Cover Page
1. Please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision.
Prospectus Summary, page 1
2. Please note that the summary is merely intended to provide a brief
overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document.  Please revise accordingly.  See Instruction to
Item
503(a) of Regulation S-K.
Forward-Looking Statements, page 21
3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
The Exchange Offer, page 22
Terms of the Exchange Offer, page 24
4. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange
Act Rule 14e-1(c).
5. We note your disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable.  Please revise here
and
throughout the document, as necessary.
Expiration Date; Extensions; Amendments, page 25
6. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the
applicable provisions of Rule 424.
7. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
8. We note your reservation of the right "to delay accepting any old notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

9. We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
Conditions to the Exchange Offer, page 25
10. We note your disclosure that the conditions to the offer "[m]ay be asserted by us...or may be waived by us in whole or in part at any time and from time to time in or sole discretion." The breadth of this disclosure appears to suggest that you may waive a condition after the expiration of the offer, but prior to acceptance of the old notes. Please note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.
Incorporation of Certain Documents by Reference, page 81
11. Please furnish the disclosure required by Item 11(b) to Form
S-4,
as applicable.
Part II
Undertakings, page 5
12. Please furnish the undertaking in Item 512(a) of Regulation S-K, or tell us why it is not applicable.


******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
David Mittelman, Branch Chief, at (202) 551-3214 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
      Fax: (212) 310-8007

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Janice G. Sokol, Esq.
Suburban Propane Partners, L.P.
July 5, 2005
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